FRANKLIN OGELE, P.A.

Attorney at Law

One Gateway Center, 26th FL

Newark, NJ 07102

www.ogelelaw.com

Email: fogele@msn.com

Office: (973) 277 4239Bar Admissions:

Fax:   (862) 772 3985New York and New Jersey

June 30, 2020

Laura Nicholson, Esq.

Special Counsel

Division of Corporate Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Washington, DC 20006

Re:Equitable Mineral & Development Inc.

Registration Statement on Form S-1

Filed on May 1, 2020

File No. 333-237976

Dear Counsel, Nicholson:

This letter responds to the Staff letter of June 23, 2020. The Staff Comments are reproduced in verbatim hereunder in italics followed by the Registrant’s responses.

STAFF COMMENT

Amendment to Registration Statement on Form S-1 filed June 10, 2020 Risk Factors

Our directors and officers have rights to indemnification, page 15

1.We note that your response to comment 4 indicates that you have revised the disclosure on page 15 in response to our comment. However, it appears that you have removed the risk factor disclosure regarding the exclusive forum  provision  in Section 47 of your  bylaws and did  not  make any changes to your bylaws or disclosure regarding your exclusive forum provision under "Indemnification" on page 42. We reissue comment 4.

REGISTRANT RESPONSE

We have revised the pages 15 and 42 of the Form S-1 and Section 47 of the Bylaws to fully disclose that the forum selection does not apply to matters arising under the Securities Act and the Exchange Act.

STAFF COMMENT

Consulting Agreement, page 34

2.We note your response to comment 8. Please revise to disclose the term of the consulting agreement, and the compensation payable under the agreement.

REGISTRANT RESPONSE

We have disclosed on page 34 of the S-1 the material terms of the Consulting Agreement that the Consulting Agreement is for a period of 24 months and $1,000.00 per month.

STAFF COMMENT

Directors, Executive Officers, Promoters and Control Persons, page 35

3.We note you removed the disclosure that Austin Gard is currently the COO and Executive VP of Engineering at Cana Natural Resources. Please ensure that you provide the information required by Item 40l(e)(1) of Regulation S-K, including Mr. Gard's business experience during the past five years.

REGISTRANT RESPONSE

We have revised the S-1 Registrant Statement to include the disclosure of Gard’s experience as

COO and Executive VP of Engineering at Cana Natural Resources.

Financial Statements, page 44

4.Your response does not address prior comment 11 in its entirety. Revise your financial statements to comply with the requirement under Rule 4-08(k) of Regulation S-X (i.e., state amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows) for transactions with related parties.

REGISTRANT RESPONSE

We have disclosed the amount of the related party transactions on the face of the balance sheet, the statement of comprehensive income and statement of cash flows as required under Rule 4-08(k) of Regulation S-X.

STAFF COMMENT

Item 16. Exhibits, page 56

5.Please include a currently dated consent from your independent registered accounting firm with amendments to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

REGISTRANT RESPONSE

We have provided a currently dated consent of independent registered accounting firm as requested.

STAFF COMMENT

General

6.We note your response to comment 1 regarding your revised disclosure that the offering will be sold by officers and directors and not through  listing or  portal providers. However, we also note your disclosure on page 13 that still references posting agreements with crowdfunding portal providers and discloses that you reserve the right to offer the securities through "independent referral sources such as crowdfunding portal providers." Please reconcile your disclosures. If you retain such disclosure in your next amendment, please provide more information to us regarding this potential plan of distribution.

REGISTRANT RESPONSE

We have revised page 13 of the Form S-1 to remove the references to "independent referral sources such as crowdfunding portal providers."

Very truly yours,

/s/: Franklin Ogele

Franklin Ogele, Esq.

As Counsel to Equitable Mineral & Development, Inc.